Tractebel Energia

SUEZ

03 SEP -2 AM 7:21

Florianópolis, August 21th, 2003.

CE DF-0032/2003



03029674

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N. W., Mail Stop 3-2
Washington, D.C. 20549 USA

SUPPL

Re.: Tractebel Energia S.A.
Exemption: Nº 82.4760

Gentleman,

We are enclosing a copy of Tractebel Energia's Second 2003 Quarterly Information Report, which was prepared in accordance with CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Marc Verstraete
Financial and Investor Relations Director

cc.: Glorinete Laurentino
The Bank of New York

dlw 9/2

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO	
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO	
3 - CEP	4 - MUNICÍPIO				5 - UF
88015-110	FLORIANÓPOLIS				SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX	
048	221-7016	-	-		
11 - DDD	12 - FAX	13 - FAX	14 - FAX		
048	221-7015	-	-		
15 - E-MAIL					
mantuano@tractebelenergia.com.br					

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME					
MARC JACQUES ZELIE VERSTRAETE					
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO	
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO	
4 - CEP	5 - MUNICÍPIO				6 - UF
88015-110	FLORIANÓPOLIS				SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX	
048	221-7060	-	-		
12 - DDD	13 - FAX	14 - FAX	15 - FAX		
048	221-7002	-	-		
16 - E-MAIL					
marc@tractebelenergia.com.br					

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2003	31/12/2003	2	01/04/2003	30/06/2003	1	01/01/2003	31/03/2003

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
CELSO DE ALMEIDA MORAES	680.686.898-34

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/06/2003	2 - TRIMESTRE ANTERIOR 31/03/2003	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/06/2002
Do Capital Integralizado			
1 - Ordinárias	464.052.075	464.052.075	464.052.075
2 - Preferenciais	188.690.118	188.690.118	188.690.118
3 - Total	652.742.193	652.742.193	652.742.193
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA
Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO
Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO
Privada Nacional
4 - CÓDIGO ATIVIDADE
1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL
GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO
Total
7 - TIPO DO RELATÓRIO DOS AUDITORES
Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	13/03/2003	Dividendo	15/04/2003	ON	0,0002824306
02	RCA	13/03/2003	Dividendo	15/04/2003	PNA	0,0003573688
03	RCA	13/03/2003	Dividendo	15/04/2003	PNB	0,0002824306
04	RCA	11/07/2003	Juros Sobre Capital Próprio		ON	0,0002206035
05	RCA	11/07/2003	Juros Sobre Capital Próprio		PNA	0,0002580725
06	RCA	11/07/2003	Juros Sobre Capital Próprio		PNB	0,0002206035

01.01 - IDENTIFICAÇÃO

- CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
14/08/2003	



Marc Verstraete
Diretor Financeiro e de
Relações com Investidores

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2003	4 - 31/03/2003
1	Ativo Total	5.121.936	5.604.943
1.01	Ativo Circulante	918.020	1.405.307
1.01.01	Disponibilidades	12.891	21.407
1.01.01.01	Numerário Disponível	12.891	3.294
1.01.01.02	Aplicações no Mercado Aberto	0	18.113
1.01.02	Créditos	670.045	1.089.897
1.01.02.01	Consumidores e Concessionárias	654.283	636.553
1.01.02.02	Títulos e Valores Mobiliários	15.762	453.344
1.01.03	Estoques	17.538	16.147
1.01.04	Outros	217.546	277.856
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	20.017	13.170
1.01.04.02	Alienações, Serv.em Curso e Disp.Reemb.	12.328	16.794
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	27.973	56.767
1.01.04.04	Ativo Fiscal Diferido	103.350	122.256
1.01.04.05	Adiantamentos a Fornecedores	39.130	52.735
1.01.04.06	Despesas Pagas Antecipadamente	6.014	10.881
1.01.04.07	Outros	8.734	5.253
1.02	Ativo Realizável a Longo Prazo	278.875	289.395
1.02.01	Créditos Diversos	28.617	30.697
1.02.01.01	Concessionárias	28.617	30.697
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	250.258	258.698
1.02.03.01	Tributos e Contrib.Sociais a Recuperar	7.077	7.455
1.02.03.02	Depósitos Vinculados a Litígios	22.624	24.826
1.02.03.03	Ativo Fiscal Diferido	217.866	222.622
1.02.03.04	Despesas Pagas Antecipadamente	2.208	3.312
1.02.03.05	Outros	483	483
1.03	Ativo Permanente	3.925.041	3.910.241
1.03.01	Investimentos	577.867	527.641
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	576.000	525.774
1.03.01.03	Outros Investimentos	1.867	1.867
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.742	1.742
1.03.01.03.02	Outros	125	125
1.03.02	Imobilizado	3.346.361	3.381.659
1.03.03	Diferido	813	941

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2003	4 - 31/03/2003
2	Passivo Total	5.121.936	5.604.943
2.01	Passivo Circulante	679.526	1.160.522
2.01.01	Empréstimos e Financiamentos	170.948	454.480
2.01.01.01	Principal	156.857	404.780
2.01.01.02	Encargos	14.091	49.700
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	121.122	123.426
2.01.04	Impostos, Taxas e Contribuições	24.694	29.633
2.01.04.01	Tributos e Constrib. Sociais Correntes	22.244	26.843
2.01.04.02	Tributos e Constrib. Sociais Parcelados	2.450	2.790
2.01.05	Dividendos a Pagar	1.109	184.360
2.01.06	Provisões	133.108	147.140
2.01.06.01	Obrigações Estimadas	114.692	129.427
2.01.06.02	Contingências	18.416	17.713
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	228.545	221.483
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	7.828	7.832
2.01.08.02	Concessionárias de Energia Elétrica	1.824	1.824
2.01.08.03	Particip.Empregados Lucros ou Resultados	1.411	1.418
2.01.08.04	Benefício Pós-Emprego	40.902	38.338
2.01.08.05	Passivo Fiscal Diferido	165.337	161.944
2.01.08.06	Outros	11.243	10.127
2.02	Passivo Exigível a Longo Prazo	1.588.781	1.773.109
2.02.01	Empréstimos e Financiamentos	1.190.839	1.379.700
2.02.01.01	Principal	1.190.839	1.379.700
2.02.02	Debêntures	0	0
2.02.03	Provisões	176.938	168.278
2.02.03.01	Obrigações Estimadas	20.921	19.111
2.02.03.02	Contingências	156.017	149.167
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	221.004	225.131
2.02.05.01	Tributos e Contrib.Sociais Parcelados	8.212	8.853
2.02.05.02	Benefícios Pós-Emprego	210.201	214.278
2.02.05.03	Outros	2.591	2.000
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	2.853.629	2.671.312
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2003	4 -31/03/2003
2.05.04	Reservas de Lucro	38.478	38.478
2.05.04.01	Legal	37.635	37.635
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	843	843
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	277.690	95.373

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2003 a 30/06/2003	4 - 01/01/2003 a 30/06/2003	5 - 01/04/2002 a 30/06/2002	6 - 01/01/2002 a 30/06/2002
3.01	Receita Bruta de Vendas e/ou Serviços	446.607	866.303	365.101	709.177
3.01.01	Suprimento de Energia Elétrica	345.530	682.860	304.149	580.873
3.01.02	Fornecimento de Energia Elétrica	41.937	78.344	4.676	8.967
3.01.03	Subvenção Combustível - CCC	54.524	97.209	53.168	113.576
3.01.04	Serviço Prestado	2.865	5.034	1.706	3.230
3.01.05	Venda de Cinzas	1.653	2.684	1.196	2.164
3.01.06	Outras	98	172	206	367
3.02	Deduções da Receita Bruta	(20.945)	(39.984)	(14.517)	(28.041)
3.02.01	Impostos e Contribuições	(19.786)	(37.994)	(13.535)	(26.255)
3.02.02	Repasse - CCC - Venda de Cinzas	(1.159)	(1.990)	(982)	(1.786)
3.03	Receita Líquida de Vendas e/ou Serviços	425.662	826.319	350.584	681.136
3.04	Custo de Bens e/ou Serviços Vendidos	(270.175)	(528.000)	(237.679)	(430.348)
3.04.01	Pessoal	(14.025)	(26.439)	(11.757)	(22.273)
3.04.02	Material	(1.488)	(3.537)	(2.334)	(3.833)
3.04.03	Serviço de Terceiro	(5.400)	(11.209)	(5.731)	(10.613)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(54.524)	(97.209)	(53.168)	(113.576)
3.04.05	Combustível p/Prod.Ener.Elétrica	(16.144)	(44.726)	(12.585)	(23.354)
3.04.06	Compens.Financ. p/Utiliz.Rec. Hídricos	(10.348)	(22.138)	(8.161)	(15.169)
3.04.07	Depreciação / Amortização	(39.992)	(80.048)	(39.010)	(77.253)
3.04.08	Energia Elétrica Comprada p/Revenda	(130.959)	(250.113)	(99.422)	(150.546)
3.04.09	Uso de Bem Público - UBP	(4.425)	(8.817)	(4.113)	(7.634)
3.04.10	Constituição de Provisões Operacionais	(2.361)	(4.722)	(2.577)	(5.155)
3.04.11	Reversão de Provisões Operacionais	14.910	31.597	679	713
3.04.12	Outras	(5.419)	(10.639)	500	(1.655)
3.05	Resultado Bruto	155.487	298.319	112.905	250.788
3.06	Despesas/Receitas Operacionais	99.529	92.041	(274.418)	(328.629)
3.06.01	Com Vendas	(10.897)	(21.478)	(3.849)	(7.221)

)1.01 - IDENTIFICAÇÃO

- CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
)1732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

)3.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

- CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2003 a 30/06/2003	4 - 01/01/2003 a 30/06/2003	5 - 01/04/2002 a 30/06/2002	6 - 01/01/2002 a 30/06/2002
.06.02	Gerais e Administrativas	(18.325)	(40.064)	(22.235)	(42.365)
.06.02.01	Pessoal	(7.608)	(13.161)	(5.567)	(10.080)
.06.02.02	Serviço de Terceiro	(2.996)	(5.939)	(3.272)	(7.094)
.06.02.03	Depreciação / Amortização	(376)	(738)	(376)	(727)
.06.02.04	Constituição de Provisões Operacionais	(4.459)	(11.344)	(4.771)	(14.571)
.06.02.05	Reversão de Provisões Operacionais	9.424	15.599	8.366	15.608
.06.02.06	Taxa de Fiscalização	(1.243)	(2.486)	(1.246)	(2.535)
.06.02.07	Previdência Privada - SB-40	(5.631)	(10.610)	(5.842)	(11.638)
.06.02.08	Amortização de Ágio na Partic.Empresas	(1.687)	(3.373)	(572)	(1.144)
.06.02.09	Outras	(3.749)	(8.012)	(8.955)	(10.184)
.06.03	Financeiras	92.068	91.764	(237.135)	(268.013)
.06.03.01	Receitas Financeiras	10.130	35.490	4.524	5.582
.06.03.01.01	Rendas de Aplicações Financeiras	4.747	27.310	3.860	4.479
.06.03.01.02	Variação Monetária	2.686	3.067	260	587
.06.03.01.03	Outras	2.697	5.113	404	516
.06.03.02	Despesas Financeiras	81.938	56.274	(241.659)	(273.595)
06.03.02.01	Encargos de Dívidas	(32.563)	(81.244)	(35.728)	(58.774)
06.03.02.02	Encargos s/Tributos e Contrib. Sociais	(131)	(547)	2.254	(2.825)
06.03.02.04	Encargos/Reversão Enc. s/Prov.Operac.	(3.344)	(6.381)	(2.156)	(4.031)
06.03.02.05	Encargos s/Obrig.Contratadas-Fund.PREVIG	(1.843)	(3.645)	(1.696)	(3.399)
06.03.02.07	Variação Monetária s/Empr.Financiamentos	132.853	179.814	(199.437)	(195.594)
06.03.02.09	Var.Monet.s/Prov./Rev.Provisões Operac.	(3.297)	(10.317)	(362)	(507)
)6.03.02.10	Var. Monet.s/Obrig. Contr.-Fund.PREVIG	(3.920)	(10.635)	(1.338)	(3.374)
)6.03.02.11	Variação Monetária - Outras	(1.059)	(1.106)	(480)	(431)
)6.03.02.12	Outras	(4.758)	(9.665)	(2.716)	(4.660)
)6.04	Outras Receitas Operacionais	0	0	0	0
)6.05	Outras Despesas Operacionais	0	0	0	0

01.01 - IDENTIFICAÇÃO

- CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

- CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2003 a 30/06/2003	4 - 01/01/2003 a 30/06/2003	5 - 01/04/2002 a 30/06/2002	6 - 01/01/2002 a 30/06/2002
.06.06	Resultado da Equivalência Patrimonial	36.683	61.819	(11.199)	(11.030)
.07	Resultado Operacional	255.016	390.360	(161.513)	(77.841)
.08	Resultado Não Operacional	575	(2.508)	(129)	(142)
.08.01	Receitas	672	694	4	45
.08.02	Despesas	(97)	(3.202)	(133)	(187)
.09	Resultado Antes Tributação/Participações	255.591	387.852	(161.642)	(77.983)
.10	Provisão para IR e Contribuição Social	(46.219)	(71.856)	27.708	0
.10.01	Contribuição Social	(12.502)	(19.209)	5.718	0
.10.02	Imposto de Renda	(33.717)	(52.647)	21.990	0
.11	IR Diferido	(27.055)	(38.306)	23.044	22.745
.11.01	Contribuição Social	(7.234)	(10.178)	7.130	5.163
.11.02	Imposto de Renda	(19.821)	(28.128)	15.914	17.582
.12	Participações/Contribuições Estatutárias	0	0	0	0
.12.01	Participações	0	0	0	0
.12.02	Contribuições	0	0	0	0
.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
15	Lucro/Prejuízo do Período	182.317	277.690	(110.890)	(55.238)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,00028	0,00043		
	PREJUÍZO POR AÇÃO			(0,00017)	(0,00008)

04.01 - NOTAS EXPLICATIVAS

NOTA 1 - CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá e Cana Brava, é de 5.831 MW, dos quais 79,68% em usinas hidrelétricas e 20,32% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

A capacidade de fornecimento de energia elétrica da Companhia, incluindo os contratos para compra de longo prazo firmados com a controlada Itá Energética S.A. - ITASA e com a Companhia de Interconexão Energética – CIEN, é de 6.173 MW.

O controle acionário da Companhia pertence à Tractebel EGI South America Ltda. nova razão social da Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Socièté Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social, a qual é detentora da concessão da usina hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás. A Companhia detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma *SPC – Special Purpose Company* constituída para construir e explorar, em parceria, através de consórcio, a usina hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. Detém, ainda, 99,99% das quotas de capital da Lages Bioenergética Ltda., que está implantando a central geradora termelétrica Lages, no Município de Lages (SC). As principais características das controladas e de seus empreendimentos estão descritas na Nota 8-b.

A usina hidrelétrica Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho, do qual a Companhia é a líder e detém participação de 16,94%.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados (textos e tabelas) no Balanço Patrimonial, na Demonstração do Resultado, nas Notas Explicativas e nos demais quadros estão expressos em milhares de Reais, exceto onde indicado de maneira diferente.

Informações da Controladora

O Balanço Patrimonial e a Demonstração do Resultado foram elaborados de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica – ANEEL e com os atos normativos da Comissão de Valores Mobiliários – CVM.

Informações consolidadas

As informações consolidadas estão apresentadas nos quadros 06.01, 06.02, 07.01 e 08.01. O Balanço Patrimonial e a Demonstração de Resultado consolidados em 30 de junho de 2003 foram elaborados de acordo com os princípios e práticas de consolidação previstos na legislação societária brasileira e na Instrução nº 247/96, com as alterações introduzidas pela Instrução nº 285/98, da Comissão de Valores Mobiliários – CVM.

Detalhamento em Notas Explicativas

As Notas Explicativas pertinentes ao Balanço Patrimonial Consolidado e à Demonstração do Resultado Consolidado, quando aplicáveis, estão apresentadas no quadro 16.01.

NOTA 3 – SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Critérios gerais de avaliação

a) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

b) Ativos circulante e realizável a longo prazo

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 30.06.2003, cujos valores contábeis não excedem os preços médios de mercado;

os materiais em estoque estão registrados ao custo médio ponderado de aquisição, que não excede o valor de mercado;

os ativos indexados estão atualizados até 30.06.2003.

c) Permanente

Os investimentos em sociedades controladas e controlada em conjunto são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado;

o imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos, conforme

determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia e suas controladas, em consonância com os citados atos normativos, estão demonstradas na Nota 9-a;

em função do disposto nas Instruções Contábeis do Manual de Contabilidade do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo

Os benefícios futuros a empregados (benefícios pós-emprego) estão registrados com base em avaliação atuarial, em consonância com a Deliberação CVM nº 371, de 13.12.2000, e são atualizados mensalmente pelos índices contratuais, no que se refere às obrigações já contratadas, e complementados pelos valores projetados atuarialmente (ver Nota 15);

os empréstimos e financiamentos e os encargos decorrentes, apropriados até 30.06.2003, estão atualizados pelas taxas de câmbio ou índices contratuais (Ver Nota 10) e as demais obrigações estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Balanço Patrimonial Consolidado

Foram eliminados os investimentos da investidora no capital das investidas, os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA estão consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (ver Nota 8-b.1).

Em face da alta proporção de participação da controladora nas demais sociedades controladas (Ver Nota 8-b), não houve efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

NOTA 4 – CONSUMIDORES E CONCESSIONÁRIAS

	30.06.2003			31.03.2003
	Vincendos	Vencidos mais de 90 dias	Total	Total
Circulante				
Consumidores livres	13.828	-	13.828	14.041
Concessionárias	141.235	18.838	160.073	155.053
Comercializadoras	11.403	-	11.403	5.266
Transações no âmbito do MAE	443.255	25.724	468.979	462.193
	609.721	**44.562**	**654.283**	**636.553**
Longo prazo				
Transações no âmbito do MAE	28.617	-	28.617	30.697
	638.338	**44.562**	**682.900**	**667.250**

A energia elétrica fornecida a clientes enquadrados na categoria "Consumidores Livre", tem suas respectivas faturas com vencimento no dia 15 do mês subseqüente ao do fornecimento.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

O valor vencido há mais de 90 dias refere-se ao faturamento de curto prazo devido por Furnas Centrais Elétricas S.A.. Tal valor é decorrente do suprimento feito pela Companhia àquela empresa, em virtude do atraso da entrada em operação da Usina Termonuclear Angra II, cuja energia encontra-se inserida em seus Contratos Iniciais. O faturamento se refere ao período de julho de 1999 a agosto de 2000, quando o mercado de curto prazo era administrado pela ASMAE – Administradora do Mercado Atacadista de Energia Elétrica. O débito atualizado pela variação do IGP-M, acrescido de juros de 1% a.m., totaliza R$ 41.160 em 30.06.2003. Na liquidação do referido valor, será compensado o débito de mesma natureza que a Companhia tem com Furnas, no valor de R$ 2.537, o qual, atualizado nas mesmas condições, é de R$ 4.614.

Em 17.07.2003 foi firmado Memorando de Entendimento entre a Companhia e Furnas, através do qual Furnas se compromete a pagar o débito líquido histórico em 12 parcelas iguais, mensais e sucessivas a partir de julho de 2003, corrigidas pelo IGPM mais juros de 1% a.m. *pro rata die*, calculados a partir de 30 de janeiro de 2003 até a data do efetivo pagamento. Também ficou acordada a criação de um grupo de trabalho formado por representantes de ambas as partes para, dentro do prazo de 90 dias, discutir e resolver de comum acordo a questão acerca da incidência de atualização monetária e juros desde o vencimento original das faturas até 30 de janeiro de 2003.

As unidades 4 e 5 da UTE William Arjona estão disponibilizadas para a Comercializadora Brasileira de Energia Emergencial – CBEE, com potência de 70 MW, conforme contrato de suprimento de energia elétrica firmado em janeiro de 2002, com vigência até dezembro de 2004. As faturas correspondentes vencem no primeiro dia útil após o dia 15 do mês seguinte ao que se referem.

As informações referentes às transações de compra e venda de energia elétrica no âmbito do MAE encontram-se descritas nas Notas 18 e 22-a

NOTA 5 – TÍTULOS E VALORES MOBILIÁRIOS

	30.06.2003	31.03.2003
Certificado de Depósito Bancário – CDB	9.124	439.665
Letras Financeiras do Tesouro – LFT	6.638	13.679
	15.762	453.344

Os títulos e valores mobiliários existentes em 30.06.2003 têm indexação à taxa do CDI, podendo ser negociados, independentemente de seus vencimentos, sem prejuízo dos rendimentos e estão registrados de acordo com seus preços de mercado.

NOTA 6 – ATIVO FISCAL DIFERIDO

Natureza dos créditos	30.06.2003				31.03.2003
	Base de cálculo	Imposto de renda	Contribuição social	Total	Total
Provisão para perdas Jacuí	977.853	-	88.007	88.007	88.007
Remuneração das Imobilizações em Curso - RIC	133.730	33.433	-	33.433	33.453
Participação de empregados nos lucros	1.411	353	127	480	483
Provisão energia elétrica MAE	9.101	2.275	819	3.094	3.094
Provisão para contingências	170.346	42.586	15.331	57.917	55.344
Benefícios pós-emprego	144.725	36.181	13.025	49.206	50.234
Provisão para grandes manutenções	30.678	7.670	2.761	10.431	9.668
Provisão bônus gerencial	1.409	352	127	479	1.088
Provisão aquisição energia elétrica	94.835	23.709	8.535	32.244	37.283
Provisão para deságio na alienação de créditos fiscais	213	53	19	72	427
Prejuízo fiscal	73.706	18.427	-	18.427	33.013
Base negativa da contribuição social	304.731	-	27.426	27.426	32.784
	-	165.039	156.177	321.216	344.878
Classificação do ativo fiscal diferido:					
Circulante		61.403	41.947	103.350	122.256
Realizável a longo prazo		103.636	114.230	217.866	222.622
		165.039	156.177	321.216	344.878

04.01 - NOTAS EXPLICATIVAS

As provisões referentes às transações de compra e venda de energia elétrica no âmbito do MAE estão sendo tratadas como diferenças temporárias. As informações referentes às transações ocorridas no âmbito daquele mercado estão divulgadas na Nota 18.

Nos termos da legislação fiscal, a realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízos fiscais e base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

Estudo técnico de viabilidade, examinado pelo Conselho Fiscal e aprovado pelos órgãos de administração da Companhia, indica que os ativos fiscais diferidos existentes serão totalmente recuperados por lucros tributáveis futuros. Referido estudo técnico está em consonância com a Instrução CVM nº 371, de 27.06.2002.

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados pela Administração da Companhia, conforme abaixo apresentados:

Natureza dos ativos	2003	2004	2005	2006	2007	Próximos 2 anos	Próximos 3 anos	Após 2012	Total
Provisão para perdas Jacuí	-	990	3.960	3.960	3.960	7.921	11.881	55.335	88.007
Demais diferenças temporárias	52.878	17.280	20.446	23.572	16.286	45.165	10.058	1.671	187.356
Prejuízo Fiscal	18.427	-	-	-	-	-	-	-	18.427
Base negativa da contribuição social	21.948	5.478	-	-	-	-	-	-	27.426
Ativo fiscal diferido, registrado	**93.253**	**23.748**	**24.406**	**27.532**	**20.246**	**53.086**	**21.939**	**57.006**	**321.216**
Ativo fiscal diferido, não registrado	-	-	-	-	-	-	-	33.936	33.936
Total	**93.253**	**23.748**	**24.406**	**27.532**	**20.246**	**53.086**	**21.939**	**90.942**	**355.152**

Na elaboração do quadro acima, o ano de 2003 compreende somente 6 meses (julho a dezembro). Desta forma, a coluna "Após 2012", na linha "Demais diferenças temporárias" refere-se, também, a 6 meses, não excedendo o período de 10 anos (120 meses) de realização.

A realização da provisão para perdas econômicas da UTE Jacuí está baseada no pressuposto da conclusão do projeto. Nesta situação, a provisão realizar-se-á na proporção da depreciação do empreendimento, após sua entrada em operação. O valor do ativo fiscal diferido refere-se a Contribuição Social sobre o Lucro Líquido e foi constituído em 1997. A Administração da Companhia está aguardando definições sobre pendências envolvendo o projeto, para reconhecer o Imposto de Renda diferido sobre a referida provisão, no valor de R$ 244.463, ocasião em que o total do ativo fiscal diferido será complementado, observando-se o limite de dez anos para a sua recuperação.

NOTA 7 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	30.06.2003		30.06.2002	
	Contribuição social	**Imposto de renda**	**Contribuição social**	**Imposto de renda**
Resultado antes dos tributos	387.852	387.852	(77.983)	(77.983)
Contribuição Social – 9%	(34.907)	-	7.018	-
Imposto de Renda – 25%	-	(96.963)	-	19.496
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13° salário dos dirigentes	-	(207)	-	(96)
Amortização de ágio	-	(843)	-	(286)
Equivalência patrimonial	5.564	15.455	(993)	(2.757)
Outras despesas indedutíveis	(26)	(74)	(33)	(92)
Resultados não tributáveis				
Remuneração das Imobilizações em Curso-RIC	-	1.672	-	1.656
Adicional de 10% do IRPJ sobre o lucro até R$ 20.000,00 mensais	-	10	-	-
Ajuste de alíquota da CSLL diferida	-	-	(818)	-
Ajuste incentivos fiscais	-	313	-	-
Outros	(18)	(138)	(11)	(339)
	(29.387)	(80.775)	5.163	17.582
Composição dos tributos no resultado:				
Corrente	(19.209)	(52.647)	-	-
Diferido	(10.178)	(28.128)	5.163	17.582
	(29.387)	(80.775)	5.163	17.582

NOTA 8 – INVESTIMENTOS

a) Composição

	30.06.2003	31.03.2003
Participações societárias permanentes avaliadas pela equivalência patrimonial		
Itá Energética S.A. – ITASA		
Equivalência patrimonial	246.916	241.396
Ágio	16.019	16.592
	262.935	**257.988**
Companhia Energética Meridional – CEM		
Equivalência patrimonial	241.636	210.473
Ágio	42.349	43.463
	283.985	**253.936**
Delta Participações S.A.		
Equivalência patrimonial	**10**	**1**
Tractebel Energia Comercializadora Ltda.		
Equivalência patrimonial	**10**	**10**
Lages Bioenergética Ltda..		
Equivalência patrimonial	24.725	13.839
Adiantamento para aumento de capital	4.335	-
	29.060	**13.839**
	576.000	**525.774**
Participações societárias permanentes avaliadas pelo custo de aquisição		
Mercado Atacadista de Energia Elétrica – MAE		
Quota de participação	**3**	**3**
	576.003	**525.777**
Bens e direitos de uso futuro e destinados à alienação	**1.742**	**1.742**
Outros investimentos	**122**	**122**
	577.867	**527.641**

b) Participações societárias permanentes

b.1 - Itá Energética S.A. – ITASA (controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela Tractebel Energia, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

A ITASA tem como objetivo a exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os Municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em março de 2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 30.06.2003 totaliza R$ 689.817 (R$ 728.725 em 31.03.2003).

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	30.06.2003	31.03.2003
Quantidade de ações do capital social	520.219.172	520.219.172
Quantidade de ações de propriedade da Tractebel Energia	253.606.840	253.606.840
Participação %	48,750	48,750
Capital social	426.300	426.300
Patrimônio líquido	506.496	495.174
Resultado do período	10.918	(404)
Investimento:		
Equivalência patrimonial	246.916	241.396
Ágio	16.019	16.592
Resultado de equivalência patrimonial	5.323	(197)

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir, os quais foram consolidados na proporção do investimento da Companhia no capital social da controlada:

ATIVO	30.06.2003	31.03.2003
Circulante	120.716	161.116
Realizável a longo prazo	1.366	4.178
Permanente	1.168.199	1.178.894
	1.290.281	1.344.188
PASSIVO		
Circulante	159.324	218.685
Exigível a longo prazo	624.461	630.329
Patrimônio líquido	506.496	495.174
	1.290.281	1.344.188

RESULTADO	30.06.2003	30.06.2002
Receitas operacionais brutas	174.630	97.395
Deduções da receita operacional	(6.886)	(3.559)
Receitas líquidas de vendas	**167.744**	**93.836**
CUSTOS DE ENERGIA ELÉTRICA		
Energia elétrica – exposição no MAE	(42.256)	-
Custo de produção de energia elétrica	(23.915)	(20.397)
	(66.171)	**(20.397)**
RESULTADO BRUTO	**101.573**	**73.439**
DESPESAS OPERACIONAIS		
Despesas com vendas	(8.219)	(7.192)
Despesas gerais e administrativas	(10.819)	(14.582)
	(19.038)	**(21.774)**
Resultado do serviço	**82.535**	**51.665**
Receitas (despesas) financeiras	**(65.953)**	**(52.802)**
RESULTADO OPERACIONAL	**16.582**	**(1.137)**
RESULTADO NÃO OPERACIONAL	**-**	**7**
RESULTADO ANTES DOS TRIBUTOS	**16.582-**	**(1.130)**
Imposto de renda e contribuição social	**(5.664)**	**340**
LUCRO (PREJUÍZO) DO PERÍODO	**10.918**	**(790)**

b.2 - Companhia Energética Meridional – CEM (Controlada)

A CEM detém a concessão da Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.06.2003			31.03.2003
	Ações			
	Ordinárias	Preferenciais	Total	Total
Quantidade de ações do capital social	79.063.566	146.107.126	225.170.692	225.170.692
Quantidade de ações de propriedade da Tractebel Energia	79.063.562	146.107.126	225.170.688	225.170.688
Participação %	99,99	100,00	99,99	99,99
Capital social	78.748	145.474	224.222	224.222
Patrimônio líquido	-	-	241.636	210.473
Resultado do período	-	-	56.496	25.333
Investimento:				
Equivalência patrimonial	-	-	241.636	210.473
Ágio	-	-	42.349	43.463
Resultado de equivalência patrimonial	-	-	56.496	25.333

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e está sendo amortizado pelo prazo de 10 anos, a partir de janeiro de 2003.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina.

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina, utilizando-se taxa de desconto de 14% a.a..

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir e encontram-se consolidados nas demonstrações financeiras apresentadas nos quadros 6.01, 6.02 e 7.01:

ATIVO	30.06.2003	31.03.2003
Circulante	95.717	90.642
Realizável a longo prazo	371	15.820
Permanente	914.540	926.859
	1.010.628	1.033.321
PASSIVO		
Circulante	74.332	83.574
Exigível a longo prazo	694.660	739.274
Patrimônio líquido	241.636	210.473
	1.010.628	1.033.321

RESULTADO	30.06.2003	30.06.2002
Receitas operacionais brutas	97.693	1.822
Deduções da receita operacional	(4.034)	(99)
Receitas líquidas de vendas	**93.659**	**1.723**
CUSTOS DE ENERGIA ELÉTRICA		
Custo de produção de energia elétrica	(17.602)	(1.103)
LUCRO BRUTO	**76.057**	**620**
DESPESAS OPERACIONAIS		
Despesas com vendas	(5.005)	(460)
Despesas gerais e administrativas	(1.732)	(16)
	(6.737)	**(476)**
Resultado do serviço	**69.320**	**144**
Receitas (despesas financeiras)	**16.274**	**(16.032)**
LUCRO (PREJUÍZO) OPERACIONAL	**85.594**	**(15.888)**
Imposto de renda e contribuição social	(29.098)	5.243
LUCRO (PREJUÍZO) DO PERÍODO	**56.496**	**(10.645)**

A UHE Cana Brava entrou em operação comercial em 22.05.2002

b.3 – Delta Participações S.A.

A Companhia detém 9.999 das 10.000 ações que compõem o Capital Social da Delta, constituída em 31.10.2001, a qual não exerceu atividades até o presente momento.

b.4 – Tractebel Energia Comercializadora Ltda.

Sociedade constituída em 16.10.2000, sob a denominação de Beta Participações Ltda., tendo sua denominação alterada em 10.06.2002. Seu capital social em 30.06.2003 é de R$ 26, representado por 26.000 quotas de capital, das quais a Companhia possui 25.999. A controlada não exerceu atividades neste exercício.

b.5 – Lages Bioenergética Ltda.

Sociedade constituída em 26.06.2002, tendo recebido autorização da Agência Nacional de Energia Elétrica – ANEEL, em 30.10.2002, para estabelecer-se como Produtor Independente, mediante a implantação da central geradora termelétrica Lages, localizada no Município de Lages – SC, com um turbogerador a vapor de 28 MW, utilizando resíduos de madeira como combustível. A central geradora terá um sistema de transmissão de interesse restrito, composto de uma subestação com transformador de 31.250 kVA – 13,8/138 kV e de uma linha de transmissão de 138 kV, em circuito simples, de aproximadamente 5 km de extensão. A autorização para implantação e exploração do empreendimento tem prazo de 30 anos, a contar de 30.10.2002. As obras iniciaram em janeiro de 2003.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.06.2003	31.03.2003
Quotas que compõem o capital social	24.725.305	13.839.669
Quotas de propriedade da Tractebel Energia	24.725.304	13.839.668
Participação %	99,99	99,99
Capital social	24.725	13.839
Patrimônio líquido	29.060	13.839
Investimento:		
Equivalência patrimonial	24.725	13.839

Em 30.06.2003 está registrado na rubrica adiantamento para aumento de capital, no patrimônio líquido, o valor de R$ 4.335, concedido pela Companhia à Lages Bioenergética, a ser capitalizado oportunamente.

NOTA 9 – ATIVO IMOBILIZADO

a) Composição

	30.06.2003		31.03.2003
	Taxas médias de depreciação	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Geração Hidráulica			
UHE Salto Santiago	2,5	638.261	638.030
UHE Salto Osório	2,8	288.618	288.555
UHE Passo Fundo	2,5	122.999	122.760
UHE Itá (participação em consórcio)	2,3	1.235.980	1.233.270
UHE Machadinho (participação em consórcio)	2,4	163.639	164.706
		2.449.497	2.447.321
(-) Depreciação Acumulada		(813.675)	(799.255)
		1.635.822	**1.648.066**
Geração Térmica			
Complexo Jorge Lacerda	4,3	2.433.593	2.434.800
UTE Charqueadas	4,5	54.183	54.154
UTE Alegrete	4,6	7.854	7.851
UTE William Arjona	4,8	167.683	167.729
		2.663.313	2.664.534
(-) Depreciação Acumulada		(1.032.526)	(1.008.085)
		1.630.787	**1.656.449**
Sistema de Comunicação	6,1	1.624	1.624
(-) Depreciação Acumulada		(849)	(831)
		775	793
Equipamentos Gerais e Outros	10,0	24.691	24.183
(-) Depreciação Acumulada		(12.661)	(11.943)
		12.030	12.240
		3.279.414	**3.317.548**

04.01 - NOTAS EXPLICATIVAS

Composição do Ativo Imobilizado (continuação)

	30.06.2003 Custo corrigido	31.03.2003 Custo corrigido
Total das Imobilizações em Serviço	**3.279.414**	**3.317.548**
Imobilizações em Curso		
Geração Hidráulica		
UHE Machadinho (custos retardatários)	14.471	10.878
UHE Salto Santiago (obra de adição)	659	626
UHE Itá (custos retardatários)	493	3.077
Outros	641	1.111
	16.264	**15.692**
Geração Térmica		
UTE Jacuí	82.163	81.637
UTE Jorge Lacerda (obra de adição)	13.009	11.982
UTE William Arjona (custos retardatários)	5.578	5.508
UTE Charqueadas (obra de adição)	1.061	1.065
Outros	3.094	4.116
	104.905	**104.308**
Outros	**2.342**	**675**
	123.511	**120.675**
Imobilizações líquidas	**3.402.925**	**3.438.223**
Obrigações Especiais	**(56.564)**	**(56.564)**
	3.346.361	**3.381.659**

b) Obrigações especiais

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União, e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações é a seguinte:

	30.06.2003	31.03.2003
Doações e subvenções destinadas a investimentos	47.937	47.937
Reversão e amortização	2.230	2.230
Participação da União	3.758	3.758
Outras	2.639	2.639
	56.564	56.564

c) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Detentora da Concessão ou Autorização	Capacidade Instalada MW	Data do ato	Vencimento
I – Concessões				
UHE Salto Santiago	Controladora	1.420	28.09.1998	28.09.2028
UHE Salto Osório	Controladora	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	Controladora	226	28.09.1998	28.09.2028
UHE Itá	Controladora/ ITASA	1.450	28.12.1995	16.10.2030
UHE Machadinho	Controladora	1.140	15.07.1997	15.07.2032
UHE Cana Brava	CEM	450	27.08.1998	27.08.2033
II–Autorizações				
Complexo Jorge Lacerda	Controladora	857	25.09.1998	28.09.2028
UTE Charqueadas	Controladora	72	25.09.1998	28.09.2028
UTE Alegrete	Controladora	66	25.09.1998	28.09.2028
UTE William Arjona	Controladora	190	02.06.2000	28.04.2029
UTE Jacuí	Controladora	350	07.02.2002	07.02.2032
UTE Lages	Lages Bioenergética	28	30.10.2002	30.10.2032

A concessão pertinente à UHE Itá está compartilhada com a controlada em conjunto Itá Energética S.A. – ITASA (Ver Nota 8-b.1).

A concessão da UHE Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho, do qual a Companhia é a líder e detém participação de 16,94%.

d) Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir a obra da UTE Jacuí. Posteriormente, a ANEEL autorizou a implantação do projeto e definiu os aspectos de comercialização da energia a ser gerada pela Usina. O órgão de controle ambiental do Estado do Rio Grande do Sul, FEPAM, emitiu a Licença de Instalação. Encontra-se pendente de definição a sistemática de reembolso do carvão a ser utilizado na usina, no período posterior aos primeiros 5 anos de operação, bem como as definições do setor elétrico quanto às condições de venda de energia a longo prazo para novos empreendimentos. A Companhia tem demonstrado todo o seu esforço na busca de outras definições, principalmente no que diz respeito à contratação de EPC (*Engineering Procurement and Construction*) associada à garantia de funcionamento da planta com a capacidade originalmente projetada, sem customização relevante em relação aos equipamentos já adquiridos, condição imprescindível para a viabilidade do empreendimento.

04.01 - NOTAS EXPLICATIVAS

e) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, a Administração da Companhia entende que esses ativos, no conjunto de seus ativos operacionais, produzirão fluxo de caixa positivo.

f) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

g) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no Município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 10 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	30.06.2003			31.03.2003		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	82.995	593.367	676.362	85.709	737.372	823.081
Instituições financeiras	22.212	195.186	217.398	17.739	223.133	240.872
	105.207	**788.553**	**893.760**	**103.448**	**960.505**	**1.063.953**
Moeda Nacional						
ELETROBRÁS	57.191	345.012	402.203	55.785	359.848	415.633
Instituições financeiras	8.550	57.274	65.824	295.247	59.347	354.594
	65.741	**402.286**	**468.027**	**351.032**	**419.195**	**770.227**
	170.948	**1.190.839**	**1.361.787**	**454.480**	**1.379.700**	**1.834.180**

b) Mutações no trimestre

	Circulante	Longo Prazo
Saldo em 31.03.2003	**454.480**	**1.379.700**
Liquidações	(372.103)	-
Transferências	66.086	(66.086)
Encargos gerados no trimestre	32.563	-
Variações monetárias geradas no trimestre	(10.078)	(122.775)
Saldo em 30.06.2003	**170.948**	**1.190.839**

04.01 - NOTAS EXPLICATIVAS

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Jun/03
R$ Milhões
243
27%
Euro
563
63%
Dólar
Norte
Americ.
88
10%
Libra
Esterlina


Dívida Externa em Mar/03
R$ Milhões
280
26%
Euro
675
64%
Dólar
Norte
Americ.
109
10%
Libra
Esterlina

d) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Jun/03
R$ Milhões
66
14%
Não
indexado
402
86%
IVRRGR


Dívida Nacional em Mar/03
R$ Milhões
416
54%
IVRRGR
354
46%
Não
indexado

IVRRGR - Índice de Variação Recursos da RGR

e) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.400
1.200
1.000
800
600
400
200
0
90
171
191
206
201
217
277
299
75
83
357
404
1.191
1.380
2004
2005
2006
2007
2008
De 2009 até 2024
Total
Jun/03
Mar/03

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 11,90% a 12,00% a.a. (6,00% a 12,00% a.a., no 1° trimestre de 2003)
Taxas flutuantes: 27,28% a.a. (27,32% a.a., no 1° trimestre de 2003)

Mercado externo

Taxas fixas: 6,00% a 8,49% a.a. (3,00% a 8,49% a.a., no 1° trimestre de 2003)
Taxas flutuantes: 1,77% a 9,99% a.a. (1,77% a 9,99% a.a, no 1° trimestre de 2003)

NOTA 11 - FORNECEDORES

	30.06.2003	31.03.2003
Energia elétrica	52.731	54.633
Energia elétrica no âmbito do MAE	13.594	13.594
Combustíveis fósseis	30.850	29.353
Materiais e serviços	23.947	25.846
	121.122	123.426

NOTA 12 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS PARCELADOS

	30.06.2003			31.03.2003		
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Circulante	Longo prazo
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	11	**1.110**	-	14	**1.194**	**199**
PIS						
Parcelamento em 72 meses	16	**408**	**136**	19	**397**	**232**
INSS						
Parcelamento em 240 meses	116	932	8.076	119	924	8.238
Parcelamento em 96 meses	-	-	-	20	275	184
		932	**8.076**		**1.199**	**8.422**
		2.450	**8.212**		**2.790**	**8.853**

NOTA 13 – PROVISÕES – OBRIGAÇÕES ESTIMADAS

	30.06.2003		31.03.2003	
	Circulante	Longo prazo	Circulante	Longo prazo
Provisões trabalhistas	8.662	-	7.219	-
Provisão para grandes manutenções	9.757	20.921	9.324	19.111
Provisão aquisição energia elétrica	94.835	-	109.656	-
Provisão bônus gerencial	1.409	-	3.200	-
Outras	29	-	28	-
	114.692	**20.921**	**129.427**	**19.111**

As provisões trabalhistas referem-se às estimativas de 13° salário, férias, gratificação de férias e os respectivos encargos sociais.

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

A provisão para aquisição de energia elétrica refere-se à parcela de responsabilidade da Companhia, em virtude da exposição da ITASA no MAE no período de junho de 2001 a fevereiro de 2002, por decorrência do Despacho ANEEL n° 288/2002. Visando à recomposição do equilíbrio econômico-financeiro dos contratos de compra e venda de energia entre a Companhia e a ITASA, foram celebrados aditivos aos referidos contratos, concedendo reajuste extraordinário do preço da energia contratada, pelo período de 12 meses, contados a partir de fevereiro de 2003. A ITASA reconheceu em suas demonstrações financeiras, 50% do total devido no âmbito do MAE, bem como faturou a energia vendida à Companhia nos meses de fevereiro a junho de 2003, com base nos novos preços contratados. Tendo em vista que a despesa decorrente da exposição no MAE, acima citada, será

recuperada através da venda futura de energia elétrica aos seus acionistas, a ITASA registrou o seu valor no ativo circulante, na rubrica "despesas antecipadas", para amortização no resultado concomitantemente com a realização das receitas. O valor amortizado até 30.06.2003, em consonância com o procedimento acima descrito, é de R$ 42.256, remanescendo um saldo de R$ 60.549 para os próximos 7 meses. Todos os efeitos advindos dessas operações, contabilizados pela ITASA, foram neutralizadas nas demonstrações financeiras da Companhia, através da reversão de parte desta provisão, no valor de R$ 24.391.

NOTA 14 - PROVISÕES PARA CONTINGÊNCIAS

A companhia possui duas notificações do INSS, que estão sendo impugnadas administrativamente e processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos, se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	30.06.2003				31.03.2003	
	Circulante	Longo Prazo	Total	Depósitos Judiciais	Circulante e Longo Prazo	Depósitos Judiciais
Trabalhistas						
Vínculo empregatício e reintegração	4.703	14.078	18.781	11.981	18.197	13.383
Periculosidade	233	699	932	423	1.011	430
Jornada de advogado	350	1.046	1.396	290	1.349	288
Horas in itinere	348	1.041	1.389	90	1.232	102
Outras	752	2.281	3.033	2.556	2.915	2.683
	6.386	19.145	25.531	15.340	24.704	16.886
Cíveis						
Fornecedores	4.612	28.481	33.093	-	32.357	-
Atingidos pela UHE Itá	3.202	10.500	13.702	-	12.660	-
Danos emergentes e lucros cessantes	908	2.976	3.884	-	2.811	-
Doença ocupacional e acidente de trabalho	2.948	13.948	16.896	-	15.114	-
Outras	360	1.180	1.540	-	1.416	-
	12.030	57.085	69.115	-	64.358	-
Fiscais						
Contribuição Social	-	16.833	16.833	3.093	16.596	3.749
PIS e COFINS	-	53.052	53.052	-	51.856	-
INSS	-	9.902	9.902	4.191	9.366	4.191
	-	79.787	79.787	7.284	77.818	7.940
	18.416	156.017	174.433	22.624	166.880	24.826

A Companhia é parte em processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações financeiras. Os valores envolvidos estão abaixo discriminados:

	30.06.2003			31.03.2003		
	Risco possível	Risco remoto	Total	Risco possível	Risco remoto	Total
Trabalhistas	6.303	8.106	14.409	4.729	7.561	12.290
Cíveis	9.803	1.249	11.052	8.854	1.159	10.013
	16.106	**9.355**	**25.461**	**13.583**	**8.720**	**22.303**

NOTA 15 – BENEFÍCIOS PÓS-EMPREGO

Os passivos atuariais da Companhia são reavaliados anualmente, por atuário independente, em consonância com os procedimentos estabelecidos através da Deliberação CVM nº 371, de 13.12.2000, que aprovou o pronunciamento do IBRACON sobre a contabilização de benefícios a empregados.

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da Fundação Eletrosul de Previdência e Assistência Social – ELOS e da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar do tipo benefício definido, com regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os demais benefícios previsto naquele Plano.

A ELOS e a PREVIG são entidades fechadas de previdência complementar, pessoa jurídica de direito privado, de fins não lucrativos, sendo que a primeira é patrocinada pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras, e a segunda é patrocinada exclusivamente pela Tractebel Energia.

O benefício inicial de complementação de aposentadoria da ELOS e da PREVIG, consiste, basicamente, na diferença entre a média aritmética dos 36 últimos salários reais de contribuição do empregado ao Plano, atualizados mês a mês pelo IGP-DI e o valor hipotético do benefício de aposentadoria da Previdência Social, calculado com a aplicação das regras que vigorava antes da entrada em vigor da Lei nº 9876, de 26.11.1999. Após sua concessão, a complementação de benefício é reajustada anualmente com base na variação do INPC.

04.01 - NOTAS EXPLICATIVAS

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia correspondente a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,7825% da folha de salários (percentual ajustado mensalmente em função da oscilação do número de empregados) para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo compromisso encerra-se em dezembro de 2023. O valor dessas contribuições no 2° trimestre de 2003 foi de R$ 3.715 (R$ 2.592, no 1° semestre de 2002).

A Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação) e pelo custeio de 100% do valor das despesas administrativas da PREVIG. Ambas as despesas são limitadas em 15% do total das respectivas receitas previdenciais. O valor de responsabilidade da Companhia no 1° semestre de 2003 foi de R$ 762 (R$ 695, no 1° semestre de 2002).

Em 04.10.2002, através do Ofício nº 1755/SPC/GAB/COA, a Secretaria de Previdência Complementar – SPC aprovou a rescisão do Convênio de Adesão da Companhia com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG, cujo Estatuto e Regulamento do Plano de Benefícios são os mesmos adotados pela Fundação ELOS, mantendo-se, assim, todos os direitos e obrigações da Patrocinadora e dos Participantes. Em virtude de ações judiciais impetradas por entidades sindicais e associação de aposentados, até o encerramento do exercício de 2002 as reservas matemáticas e respectivos ativos garantidores não haviam sido transferidos da ELOS para a PREVIG.

Em 25.01.2003, a ELOS e a PREVIG, com interveniência anuência das respectivas patrocinadoras, firmaram Termo de Acordo para Transferência Parcial dos Direitos e Obrigações do Plano de Benefícios de responsabilidade da Tractebel Energia na ELOS para o gerenciamento da PREVIG. Referido acordo estabeleceu a transferência imediata dos ativos financeiros garantidores das reservas matemáticas de benefícios a conceder, correspondentes aos participantes que ainda não entraram em gozo de benefícios, e de benefícios concedidos, compreendendo os participantes assistidos que entraram em gozo de benefício após 23.12.1997. Referido Termo de Acordo estipula ainda que, as Partes deverão buscar, de forma consensual, alternativas àquela aprovada pela SPC para a parcela do Plano de Benefícios de responsabilidade da Companhia que ainda não foi vertida da ELOS para a PREVIG.

b) Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

As premissas atuariais utilizadas na avaliação dos benefícios estão descritas a seguir:

Hipóteses Econômicas (nominais)

Taxa de desconto - 10 % a. a.
Taxa de retorno esperado dos ativos - 10 % a. a.

04.01 - NOTAS EXPLICATIVAS

Crescimento salarial futuro
- Participante ativo - 7 % a. a.
- Participante auto-patrocinado - 4 % a. a.

Crescimento dos benefícios da previdência social - 4 % a. a.
Inflação - 4 % a. a.
Fator de capacidade
- Salários - 98 %
- Benefícios - 98 %

Hipóteses Demográficas

Tábua de Mortalidade (ativos) - GAM 1971
Tábua de Mortalidade de Inválidos - RRB 1944
Tábua de Entrada em Invalidez - RRB 1944
Tábua de Rotatividade - Experiência Towers Perrin
Idade de Aposentadoria - Primeira idade de elegibilidade
% de participantes ativos casados na data da aposentadoria - 95%
Diferença de idade entre participante e cônjuge - Esposas são 4 anos mais jovens que maridos

Outras Hipóteses

% de participantes com direito à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40), que optarão pela conversão - 100%
Fator de conversão do SB40 - 140%

Os valores reconhecidos no exercício de 2003, com efeitos no passivo atuarial líquido apurado em 30.06.2003, estão demonstrados a seguir:

Passivo líquido em 31.12.2003	**253.153**
Despesas reconhecidas na demonstração do resultado:	
Juros e variações monetárias sobre as obrigações contratadas	14.280
Contribuição da patrocinadora	2.678
Contribuição complementar	1.037
Complemento de despesas atuariais projetadas para 2003	1.616
	272.764
Amortização de obrigações contratadas	(21.661)
Passivo líquido em 30.06.2003	**251.103**
Classificação do passivo	
Circulante	40.902
Exigível a longo prazo	210.201
	251.103

NOTA 16 – PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica o imposto de renda e a contribuição social sobre o lucro líquido calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 486.356, correspondente ao período de julho de 2001 a setembro de 2002, a qual está sendo considerada diferença temporária para fins fiscais (vide Nota 18).

NOTA 17 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social da Companhia, em 30 de junho de 2003, é de R$ 2.445.766, e está representado por 652.742.193.511 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais classe A e 188.615.048.399 ações preferenciais classe B, todas sem valor nominal. O valor patrimonial da ação, por lote de mil, em 30 de junho de 2003 é de R$ 4,37 (R$ 4,07 em 31.03.2003).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias. Essas ações têm prioridade na distribuição de dividendos, à razão de 8%, no caso das ações classe "A" e de 6%, para as de classe "B", calculados sobre o capital social das respectivas classes de ações, dividendos esses a serem entre elas rateados igualmente. Para ambas as classes de ações, o dividendo será calculado à razão de 3% do valor do patrimônio líquido a elas correspondente, caso tais dividendos sejam maiores que os calculados com base nas taxas retro mencionadas.

O quadro societário da Companhia, em 30.06.2003, está assim constituído:


Participação no Capital Total
BNDESPar
4,90%
Outros
13,80%
FND
0,36%
Tractebel EGI
78,32%
União
2,62%

04.01 - NOTAS EXPLICATIVAS


Participação no Capital Votante (Ações Ordinárias)
BNDESPar
3,01%
FND
0,51%
Outros
12,73%
Tractebel EGI
80,42%
União
3,33%


Ações Preferenciais
OUTROS
16,43%
BNDESPAR
9,54%
UNIÃO
0,89%
TRACTEBEL EGI
73,14%

c) Composição das reservas

	30.06.2003	31.03.2003
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	37.635	37.635
Reserva de retenção de lucros	843	843
	38.478	38.478

04.01 - NOTAS EXPLICATIVAS

NOTA 18 – TRANSAÇÕES DE COMPRA E VENDA NO ÂMBITO DO MAE

A Agência Nacional de Energia Elétrica – ANEEL, através da Resolução nº 763, de 20.12.2002, autorizou o Mercado Atacadista de Energia Elétrica – MAE a realizar, de forma condicionada à auditoria prevista na Convenção do Mercado, instituída na Resolução ANEEL nº 102, de 01.03.2002, a liquidação financeira de 50% dos saldos relativos às transações de compra e venda de energia elétrica do período de setembro de 2000 a setembro de 2002. Os saldos remanescentes serão liquidados após a conclusão da auditoria, conforme cronograma definido pelo MAE.

Em 30.12.2002 o MAE realizou a liquidação financeira de 50% dos valores contabilizados no período de setembro de 2000 a setembro de 2002. Do montante líquido de R$ 274.607, favorável à Companhia, foram recebidos R$ 123.587. O saldo não recebido referia-se ao valor de R$ 116.607 de inadimplências e R$ 34.413 relativo ao rateio de depósitos judiciais de agentes reclamantes, conforme Nota de Liquidação das Contabilizações do Mercado de Curto Prazo do MAE, emitida em 13.01.2003. Em janeiro de 2003 a Companhia emitiu faturas de cobrança para os inadimplentes dessa 1ª liquidação, de acordo com as regras definidas pela Resolução ANEEL nº 763, de 20.12.2002. Durante o 1º semestre de 2003, a Companhia recebeu dos inadimplentes o valor de R$ 88.767 e R$ 34.413 relativo ao rateio de depósitos judiciais de agentes reclamantes.

Nos meses de janeiro e fevereiro de 2003, o MAE realizou a liquidação financeira de 50% dos valores relativos aos meses de outubro a dezembro de 2002, sendo que a Companhia liquidou seu débito, através de depósitos na conta do MAE, custodiada pelo Banco Itaú S.A., no valor de R$ 7.012.

As vendas de energia elétrica realizadas no âmbito do MAE no período de janeiro a março de 2003, no valor de R$ 20.723, foram provisionadas pela Companhia com base nos demonstrativos de provisionamento divulgados pelo MAE. Tendo em vista que até o fechamento das demonstrações financeiras o MAE não havia divulgado os números referentes aos meses de abril a junho de 2003, a Companhia provisionou o valor de R$ 11.926 relativo a venda, apurado por estimativa de sua área técnica.

Os valores provisionados foram considerados como diferença temporárias para fins de tributação do imposto de renda e da contribuição social sobre o lucro líquido (Ver Nota 16).

O Conselho de Administração do Mercado Atacadista de Energia Elétrica, em reunião realizada em 24.06.2003, aprovou novo cronograma de liquidação das transações de compra e venda de energia elétrica ocorridas no âmbito daquele mercado.

04.01 - NOTAS EXPLICATIVAS

De acordo com o cronograma definido, as liquidações das transações efetuadas no MAE ocorrerão conforme abaixo:

Setembro de 2000 a setembro de 2002	50% remanescente	03.07.2003
Outubro de 2002	50% remanescente	07.07.2003
Novembro de 2002	50% remanescente	10.07.2003
Dezembro de 2002	50% remanescente	17.07.2003
Janeiro de 2003	100%	21.07.2003
Fevereiro de 2003	100%	23.07.2003
Março de 2003	100%	25.07.2003
Abril de 2003	100%	29.07.2003
Maio de 2003	100%	31.07.2003
Junho de 2003	100%	04.08.2003
Julho de 2003 em diante	100%	Último dia útil do mês posterior

Os saldos referentes aos valores decorrentes das transações ocorridas nos períodos de setembro de 2000 a junho de 2003 estão demonstrados a seguir:

	Ativo		Passivo	
	30.06.2003	**31.03.2003**	**30.06.2003**	**31.03.2003**
Saldo relativo ao período de setembro/2000 a setembro/2002	464.947	472.167	5.645	5.645
Saldo relativo ao período de outubro a dezembro/2002	-	-	7.949	7.949
Provisão relativa aos meses de janeiro a junho/2003	32.649	20.723	-	-
	497.596	**492.890**	**13.594**	**13.594**
Classificação				
Circulante	468.979	462.193	13.594	13.594
Longo prazo	28.617	30.697	-	-
	497.596	**492.890**	**13.594**	**13.594**

NOTA 19 – TRANSAÇÕES COM PARTES RELACIONADAS

As transações com partes relacionadas, abaixo demonstradas, foram praticadas a valores, prazos e encargos usuais de mercado.

	30.06.2003					31.03.2003
	Tractebel EGI Ltda.	Tractebel Power	Cia Energética Meridional	Itá Energética S.A.	Total	Total
Ativo						
Contas a receber	673	-	164	38.832	39.669	57.100
Passivo						
Fornecedores	-	289	21.667	12.292	34.248	34.902
Dividendos a pagar	-	-	-	-	-	144.380
Resultado						
Receita operacional						
Receitas serviços						
Administração	-	-	276	-	276	153
Operação e manutenção	-	-	870	3.847	4.717	2.016
Despesa operacional						
Compra energia	-	-	96.585	99.845	196.430	93.516
Financeiro						
Receita	-	-	-	2.449	2.449	155

A Companhia possui contratos de longo prazo firmados com as suas controladas e controladora, os quais estão descritos nos itens (g), (h) e (i) do quadro 16.01.

Itá Energética S.A. – ITASA

Em 20.02.2003, a Companhia assinou aditivos aos Contratos de Compra e Venda de Energia Elétrica, com vigência para o período de fevereiro de 2003 a janeiro de 2004, que têm por finalidade o reajuste, em caráter extraordinário, do preço da energia contratada, para fazer face à exposição da ITASA no MAE, no período de junho de 2001 a fevereiro de 2002.

Naquela data, a Companhia celebrou Termo de Compromisso visando a antecipação do pagamento dos Reajustes Extraordinários previstos nos aditivos aos contratos mencionados acima, com taxa de desconto de 0,949% a.m. sobre o valor total do reajuste extraordinário. Em 21.02.2003, a Companhia pagou à ITASA, a título de adiantamento, o montante de R$ 65.236, dos quais R$ 27.608 foram baixados através de encontro de contas com os faturamentos do reajuste extraordinário relativo aos meses de fevereiro a junho de 2003, restando R$ 37.628 pendentes em 30.06.2003, na rubrica "Adiantamento a Fornecedores".

NOTA 20 – ARRENDAMENTO MERCANTIL

A Companhia utiliza operações de arrendamento mercantil para a renovação do seu parque de informática (microcomputadores). Os contratos atualmente existentes envolvem um total de 208 equipamentos, representando cerca de 40% de todos os microcomputadores em uso na Companhia.

O prazo dos arrendamentos é de 36 (trinta e seis) meses e a aquisição dos bens pela arrendatária está contratualmente assegurada pelo valor simbólico de R$ 1,00.

O saldo das contraprestações a pagar, em 30 de junho de 2003, é de R$ 781, sendo R$ 173 no exercício de 2003 e R$ 608 mil nos próximos exercícios. O montante das contraprestações reconhecidas no resultado do primeiro semestre de 2003 é de R$ 92.

NOTA 21 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia tem registrado em seus livros operações de swap de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 15.04.2006, com valor de principal de US$ 15.065, equivalente a R$ 43.267 em 30.06.2003, amortizado semestralmente a partir de 15.04.2003. No 2° trimestre do exercício de 2003, esta operação gerou despesa de R$ 410 (R$ 302 no 2° trimestre de 2002), devidamente reconhecida nas demonstrações financeiras.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo (contratos iniciais) de compra e venda de energia, a Companhia busca minimizar o risco de crédito com seus clientes através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes. Este mecanismo já se mostrou eficaz quando houve necessidade de utilizá-lo, evitando prejuízos à Companhia.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional quando disponíveis

	30.06.2003		31.03.2003	
	Contábil	**Mercado**	**Contábil**	**Mercado**
Empréstimos e encargos em moeda estrangeira	893.760	832.435	1.063.953	1.053.631
Empréstimos e encargos em moeda nacional	468.027	433.694	770.227	743.339
	1.361.787	**1.266.129**	**1.834.180**	**1.796.970**

NOTA 22 – EVENTOS SUBSEQÜENTES

a) Liquidação financeira de transações de compra e venda no âmbito do MAE

Em 02.07.2003 a Trevisan Auditores Independentes, empresa contratada para auditar o processo de contabilização e liquidação financeira, conforme Resolução ANEEL nº 102/2002, emitiu Certificado de Conformidade para as operações realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE, etapa pré-liquidação, relativamente ao período de setembro de 2000 a setembro de 2002.

Em 03.07.2003, foi realizada a liquidação financeira dos saldos remanescentes pertinentes ao período de setembro de 2000 a setembro de 2002. A Companhia recebeu o valor de R$ 236.499, correspondente a 91% de seu saldo líquido a receber, conforme abaixo demonstrado:

Valor líquido entre venda e compra na Companhia	678.409
Ajustes efetuados pelo MAE – ações judiciais	(142.949)
	535.460
Liquidação de 30.12.2002	(274.607)
Valor para liquidação	260.853
Inadimplência	(24.354)
Valor da liquidação	**236.499**

De acordo com as regras definidas para a liquidação financeira, as inadimplências serão objeto de negociação bilateral entre os agentes credores e devedores.

04.01 - NOTAS EXPLICATIVAS

Parte das transações no MAE, que para a Companhia representa R$ 142.949, encontra-se *sub judice* em decorrência de ações judiciais impetradas por agentes integrantes do MAE, com saldos devedores a liquidar. Tendo em vista que a realização desses créditos ficará pendente até o julgamento das demandas judiciais, o referido valor será transferido, no mês de julho de 2003, para o grupo realizável a longo prazo. A Administração da Companhia não tem, neste momento, condições de avaliar os riscos envolvidos para decidir sobre a necessidade de constituir provisão para suportar eventuais perdas dos valores em litígio.

O valor de R$ 678.409 retro mencionado foi apresentado pelo MAE e é superior em R$ 6.801 ao que a Companhia havia reconhecido em suas demonstrações financeiras com base nas informações fornecidas anteriormente. O ajuste deste valor nos registros da Companhia será realizado no mês de julho de 2003.

Ainda no decorrer do mês de julho de 2003, o MAE realizou liquidação financeira dos saldos relativos aos meses de outubro de 2002 a maio de 2003, dos quais a Companhia recebeu o valor líquido, entre compras e vendas, de R$ 32.603, restando pendente o valor de R$ 1.848 de inadimplência.

Os saldos patrimoniais em 30.06.2003, após as liquidações ocorridas no mês de julho de 2003 e considerando os ajustes a serem registrados, no valor de R$ 18.808, relativamente ao período de setembro de 2000 a junho de 2003, ficarão conforme abaixo demonstrados:

	Ativo		Passivo	
	Após	Antes	Após	Antes
Saldo relativo ao período de setembro/2000 a setembro/2002 – Ações Judiciais	142.949	122.522	-	-
Saldo relativo ao período de setembro/2000 a setembro/2002 - inadimplentes	50.051	305.821	-	5.645
Saldo relativo ao período de junho/2001 a fevereiro/2002 – Direito de ressarcimento de energia livre	36.208	36.604	-	-
Saldo relativo ao período de outubro a dezembro/2002	-	-	-	7.949
Provisão relativa ao mês de janeiro a junho/2003	2.652	32.649	-	-
Saldo relativo ao período de janeiro a maio de 2003 - inadimplentes	1.848	-	-	-
	233.708	497.596	-	13.594
Classificação				
Circulante	205.487	468.979	-	13.594
Longo prazo	28.221	28.617	-	-
	233.708	497.596	-	13.594

b) Deliberação de crédito juros sobre o capital próprio

Em 11.07.2003, a Administração da Companhia aprovou o crédito de juros sobre o capital próprio relativos ao período de janeiro a junho de 2003, em conformidade com a Lei nº 9.249/95 e Deliberação CVM nº 207/96, no valor de R$ 144.000, correspondentes a R$ 0,2580724924 por lote de mil ações Preferenciais Classe A, R$ 0,2206034612 por lote de mil ações Preferenciais Classe B e Ordinárias.

Conforme Aviso aos Acionistas publicado em 14.07.2003, as ações da Companhia passaram a ser negociadas *ex*-juros sobre o capital próprio a partir de 29.07.2003.

Os juros sobre o capital próprio, líquidos do imposto de renda retido na fonte, serão imputados aos dividendos obrigatórios referentes ao exercício de 2003.

Os juros sobre o capital próprio serão pagos aos Acionistas, com base nos dados cadastrais existentes no Banco Itaú S.A., em data a ser posteriormente definida pelo Conselho de Administração e comunicada através de Aviso aos Acionistas.

04.01 - NOTAS EXPLICATIVAS

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Jan Franciscus María Flachet (Vice-Presidente)
Victor-Frank de Paula Rosa Paranhos
Manoel Arlindo Zaroni Torres
Dirk Beeuwsaert
Eric Louisa Frans Kenis
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Jacques Zelie Verstraete
Diretor Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios

Luciano Flávio Andriani
Diretor Administrativo

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Departamento de Contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

No presente trimestre, a Companhia apresentou lucro de R$ 182.317. No mesmo período do ano anterior apurou prejuízo de R$ 110.890.

Dois fatores se destacam positivamente na formação deste resultado: (i) recuperação do Real frente à cesta de moedas estrangeiras que compõem a dívida da Companhia, gerando variação cambial positiva de R$ 132.853; e (ii) provisão no valor de R$ 11.926 relativos às transações de venda de energia elétrica no âmbito do MAE, ocorridas no período de abril a junho de 2003.

A dívida em moeda estrangeira da Companhia, no montante de R$ 893.760, representa 65,6% de sua dívida total, fazendo com que a flutuação cambial afete substancialmente o resultado econômico.

O comportamento da cesta de moedas estrangeiras que compõem a dívida da Companhia e a respectiva média ponderada, calculada proporcionalmente ao montante da dívida em cada uma das moedas, pertinentes aos contratos que afetam o resultado, estão demonstrados a seguir:

Moeda	Variação %			
	2003		2002	
	2º TRIM	ACUMULADO	2º TRIM	ACUMULADO
Dólar (USD)	(14,35)	(18,72)	22,41	22,58
Libra Esterlina (GBP)	(10,42)	(16,42)	31,65	29,38
Euro (EUR)	(9,69)	(10,54)	39,40	36,87
Média ponderada	(12,71)	(16,38)	27,31	26,83

Outros comentários e informações a respeito do desempenho do trimestre:

Suprimento e fornecimento de energia elétrica

O aumento de 25,5% verificado no 2º trimestre de 2003, em relação a igual período de 2002, refere-se, basicamente, aos reajustes tarifários vinculados aos contratos iniciais, concedidos pela ANEEL, e à provisão, no valor de R$ 11.926, correspondente às vendas de energia elétrica ocorridas no âmbito MAE, relativas ao período de abril a junho de 2003.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Geração bruta de energia elétrica

a) Geração hidráulica

GERAÇÃO HIDRÁULICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	2° TRIM/03	ACUMULADO JUN/03	2° TRIM/02	ACUMULADO JUN/02	TRIMESTRE	ACUMULADO
UHE Passo Fundo	270.037	615.785	234.806	438.077	15,00	40,57
UHE Salto Osório	1.220.018	2.572.545	1.219.909	2.386.345	0,01	7,80
UHE Salto Santiago	1.807.142	3.835.065	1.743.204	3.488.583	3,67	9,93
UHE Itá	1.051.438	2.807.006	1.447.899	2.128.733	(27,38)	31,86
UHE Machadinho	701.339	1.803.088	900.043	1.237.837	(22,08)	45,66
Total	5.049.974	11.633.489	5.545.861	9.679.575	(8,94)	20,19

A UHE Itá é explorada em consórcio com a Itá Energética S.A. - ITASA, que tem direito a 60,5% da energia assegurada da usina.

A UHE Machadinho é explorada em consórcio, sendo que a Tractebel Energia tem participação de 16,94% da energia assegurada da usina.

b) Geração térmica

GERAÇÃO TÉRMICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	2° TRIM/03	ACUMULADO JUN/03	2° TRIM/02	ACUMULADO JUN/02	TRIMESTRE	ACUMULADO
UTE Alegrete	-	-	9.983	20.004	(100,00)	(100,00)
UTE Charqueadas	43.821	70.845	55.991	119.797	(21,74)	(40,86)
UTE Arjona	124.038	253.584	136.729	248.369	(9,28)	2,10
Complexo Jorge Lacerda	904.634	1.687.612	915.573	1.959.396	(1,19)	(13,87)
Total	1.072.493	2.012.041	1.118.276	2.347.566	(4,09)	(14,29)

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Reversão de Provisões Operacionais

Neste trimestre foram efetuadas reversões de provisões operacionais, no montante de R$ 24.334, referentes à realização das provisões anteriormente constituídas, que no momento do pagamento são apropriadas nas devidas naturezas das despesas.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2003	4 - 31/03/2003
1	Ativo Total	6.226.833	6.790.919
1.01	Ativo Circulante	1.025.886	1.520.826
1.01.01	Disponibilidades	14.307	28.190
1.01.01.01	*Numerário Disponível*	14.307	10.077
1.01.01.02	Aplicações no Mercado Aberto	0	18.113
1.01.02	Créditos	746.518	1.167.622
1.01.02.01	Consumidores e Concessionárias	673.882	656.251
1.01.02.02	Títulos e Valores Mobiliários	72.636	511.371
1.01.03	Estoques	17.538	16.147
1.01.04	Outros	247.523	308.867
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	20.017	13.170
1.01.04.02	Alienações, Desativ., Serv.e Disp.Reemb.	11.383	16.198
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	31.863	60.820
1.01.04.04	Ativo Fiscal Diferido	117.541	132.059
1.01.04.05	Adiantamento a Fornecedores	21.438	26.128
1.01.04.06	Despesas Pagas Antecipadamente	36.342	53.456
1.01.04.07	Outros	8.939	7.036
1.02	Ativo Realizável a Longo Prazo	279.912	307.252
1.02.01	Créditos Diversos	28.617	30.697
1.02.01.01	Concessionárias	28.617	30.697
1.02.01.02	Títulos e Valores Mobiliários	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	251.295	276.555
1.02.03.01	Tributos e Contrib.Sociais a Recuperar	7.429	14.837
1.02.03.02	Depósitos Vinculados a Litígios	22.624	24.826
1.02.03.03	Ativo Fiscal Diferido	218.297	232.843
1.02.03.04	Despesas Pagas Antecipadamente	2.208	3.312
1.02.03.05	Outros	737	737
1.03	Ativo Permanente	4.921.035	4.962.841
1.03.01	Investimentos	60.235	61.922
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	58.368	60.055
1.03.01.03	Outros Investimentos	1.867	1.867
1.03.01.03.01	*Bens e Direitos p/Uso Futuro - Terrenos*	1.742	1.742
1.03.01.03.02	Outros	125	125
1.03.02	Imobilizado	4.793.481	4.831.276
1.03.03	Diferido	67.319	69.643

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2003	4 - 31/03/2003
2	Passivo Total	6.226.833	6.790.919
2.01	Passivo Circulante	785.338	1.299.938
2.01.01	Empréstimos e Financiamentos	256.700	542.559
2.01.01.01	Principal	236.497	486.335
2.01.01.02	Encargos	20.203	56.224
2.01.02	Debêntures	15.551	31.147
2.01.02.01	Principal	6.252	2.997
2.01.02.02	Encargos	9.299	28.150
2.01.03	Fornecedores	107.756	113.731
2.01.04	Impostos, Taxas e Contribuições	26.897	38.187
2.01.04.01	Tributos e Contrib. Sociais Correntes	24.447	35.397
2.01.04.02	Tributos e Contrib. Sociais Parcelados	2.450	2.790
2.01.05	Dividendos a Pagar	1.109	184.360
2.01.06	Provisões	133.145	147.167
2.01.06.01	Obrigações Estimadas	114.729	129.454
2.01.06.02	Contingências	18.416	17.713
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	244.180	242.787
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	8.751	8.950
2.01.08.02	Concessionárias de Energia Elétrica	1.824	1.824
2.01.08.03	Particip.Empregados Lucros ou Resultados	1.411	1.418
2.01.08.04	Benefícios Pós-Emprego	40.902	38.338
2.01.08.05	Passivo Fiscal Diferido	165.337	161.944
2.01.08.06	Adiantamentos a Clientes	13.616	20.476
2.01.08.07	Outros	12.339	9.837
2.02	Passivo Exigível a Longo Prazo	2.587.866	2.819.669
2.02.01	Empréstimos e Financiamentos	1.894.851	2.153.906
2.02.01.01	Principal	1.894.851	2.153.906
2.02.02	Debêntures	175.287	177.167
2.02.03	Provisões	177.533	168.302
2.02.03.01	Obrigações Estimadas	20.970	19.111
2.02.03.02	Contingências	156.563	149.191
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	340.195	320.294
2.02.05.01	Tributos e Contribuições Parcelados	8.212	8.853
2.02.05.02	Concessões a Pagar	119.191	95.163
2.02.05.03	Benefícios Pós-Emprego	210.201	214.278
2.02.05.04	Outros	2.591	2.000
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	2.853.629	2.671.312

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2003	4 -31/03/2003
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	38.478	38.478
2.05.04.01	Legal	37.635	37.635
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	843	843
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	277.690	95.373

IDENTIFICAÇÃO

GO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

GO	2 - DESCRIÇÃO	3 - 01/04/2003 a 30/06/2003	4 - 01/01/2003 a 30/06/2003	5 - 01/04/2002 a 30/06/2002	6 - 01/01/2002 a 30/06/2002
	Receita Bruta de Vendas e/ou Serviços	463.739	898.564	367.959	711.430
1	Suprimento de Energia Elétrica	345.578	683.968	305.971	582.695
2	Fornecimento de Energia Elétrica	60.683	112.518	6.514	10.839
3	Subvenção Combustível - CCC	54.524	97.209	53.168	113.576
4	Serviço Prestado	1.203	2.013	904	1.724
5	Venda de Cinzas	1.653	2.684	1.196	2.164
6	Outras	98	172	206	432
	Deduções da Receita Bruta	(24.851)	(47.375)	(15.500)	(29.875)
1	Impostos e Contribuições	(23.692)	(45.385)	(14.485)	(28.056)
2	Repasse - CCC - Vendas de Cinzas	(1.159)	(1.990)	(982)	(1.786)
3	Repasse de Energia de Antecipação	0	0	(33)	(33)
	Receita Líquida de Vendas e/ou Serviços	438.888	851.189	352.459	681.555
	Custo de Bens e/ou Serviços Vendidos	(219.279)	(427.572)	(220.921)	(394.346)
1	Pessoal	(14.058)	(26.498)	(11.789)	(22.419)
2	Material	(1.586)	(3.740)	(2.315)	(3.833)
3	Serviço de Terceiro	(6.067)	(12.434)	(5.920)	(10.825)
4	Combustível p/Prod.Ener.Elétrica-CCC	(54.524)	(97.209)	(53.168)	(113.576)
5	Combustível p/Prod.Ener.Elétrica	(16.144)	(44.726)	(12.585)	(23.354)
6	Compens.Financ.p/Utiliz.Rec. Hídricos	(11.825)	(26.610)	(9.216)	(16.666)
7	Depreciação / Amortização	(49.433)	(99.117)	(42.948)	(84.497)
8	Energia Elétrica Comprada p/Revenda	(55.285)	(103.082)	(77.105)	(105.003)
9	Energia Elétrica - Exposição no MAE	(12.495)	(20.600)	0	0
0	Uso de Bem Público - UBP	(4.425)	(8.817)	(4.113)	(7.634)
1	Constituição de Provisões Operacionais	(2.386)	(4.771)	(2.577)	(5.155)
2	Rerversão de Provisões Operacionais	14.910	31.597	679	713
3	Outras	(5.961)	(11.565)	136	(2.097)
	Resultado Bruto	219.609	423.617	131.538	287.209

ENTIFICAÇÃO

CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

EMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

	2 - DESCRIÇÃO	3 - 01/04/2003 a 30/06/2003	4 - 01/01/2003 a 30/06/2003	5 - 01/04/2002 a 30/06/2002	6 - 01/01/2002 a 30/06/2002
	Despesas/Receitas Operacionais	54.225	(1.398)	(298.557)	(370.463)
	Com Vendas	(15.443)	(30.490)	(6.062)	(11.187)
	Gerais e Administrativas	(22.281)	(46.794)	(25.851)	(49.490)
1	Pessoal	(8.480)	(14.262)	(5.744)	(10.442)
2	Serviço de Terceiro	(3.190)	(6.320)	(3.455)	(7.357)
3	Depreciação / Amortização	(2.195)	(4.376)	(3.443)	(6.861)
4	Constituição de Provisões Operacionais	(5.002)	(11.887)	(4.771)	(14.571)
5	Reversão de Provisões Operacionais	9.424	15.599	8.366	15.608
6	Taxa de Fiscalização	(1.606)	(3.213)	(1.342)	(2.727)
7	Previdência Privada - SB-40	(5.631)	(10.610)	(5.842)	(11.638)
8	Amortização de Ágio na Partic.Empresas	(1.687)	(3.373)	(572)	(1.144)
9	Outras	(3.914)	(8.352)	(9.048)	(10.358)
	Financeiras	91.949	75.886	(266.644)	(309.786)
1	Receitas Financeiras	10.733	37.999	4.858	6.222
1.01	Rendas de Aplicações Financeiras	6.418	30.838	4.133	4.999
1.02	Variação Monetária	2.686	3.067	260	589
1.03	Outras	1.629	4.094	465	634
2	Despesas Financeiras	81.216	37.887	(271.502)	(316.008)
2.01	Encargos de Dívidas	(48.634)	(114.715)	(43.273)	(72.595)
2.02	Encargos de Debêntures	(6.540)	(13.104)	(3.028)	(5.560)
2.03	Encargos s/Tributos e Contrib.Sociais	(131)	(547)	2.254	(2.825)
2.04	Encargos/Reversão Enc. s/Prov.Operac.	(3.344)	(6.381)	(2.156)	(4.031)
2.05	Encargos s/Obrig.Contratadas-Fund.PREVIG	(1.843)	(3.645)	(1.696)	(3.399)
2.06	Encargos s/Concessão ANEEL	(2.294)	(4.535)	(212)	(212)
2.07	Variação Monetária s/Empr.Financiamentos	182.675	246.170	(216.024)	(214.625)
2.08	Variação Monetária - Debêntures	138	(5.739)	(2.447)	(2.893)
2.09	Var.Monet.s/Prov./Rev.Provisões Operac.	(3.297)	(10.317)	(362)	(507)

ENTIFICAÇÃO

CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

EMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

	2 - DESCRIÇÃO	3 - 01/04/2003 a 30/06/2003	4 - 01/01/2003 a 30/06/2003	5 - 01/04/2002 a 30/06/2002	6 - 01/01/2002 a 30/06/2002
2.10	Var.Monet.s/Obrig.Contr.-Fund.PREVIG	(3.920)	(10.635)	(1.338)	(3.374)
2.11	Var. Monet. s/Concessão ANEEL	(21.734)	(21.734)	0	0
2.12	Variação Monetária - Outras	(3.691)	(3.738)	(480)	(434)
2.13	Outras	(6.169)	(13.193)	(2.740)	(5.553)
	Outras Receitas Operacionais	0	0	0	0
	Outras Despesas Operacionais	0	0	0	0
	Resultado da Equivalência Patrimonial	0	0	0	0
	Resultado Operacional	273.834	422.219	(167.019)	(83.254)
	Resultado Não Operacional	575	(2.508)	(129)	(139)
	Receitas	672	694	4	48
	Despesas	(97)	(3.202)	(133)	(187)
	Resultado Antes Tributação/Participações	274.409	419.711	(167.148)	(83.393)
	Provisão para IR e Contribuição Social	(59.631)	(94.404)	27.761	(21)
	Contribuição Social	(16.053)	(25.179)	5.733	(4)
	Imposto de Renda	(43.578)	(69.225)	22.028	(17)
	IR Diferido	(32.461)	(47.617)	28.497	28.176
	Contribuição Social	(8.660)	(12.639)	8.460	6.488
	Imposto de Renda	(23.801)	(34.978)	20.037	21.688
	Participações/Contribuições Estatutárias	0	0	0	0
	Participações	0	0	0	0
	Contribuições	0	0	0	0
	Reversão dos Juros sobre Capital Próprio	0	0	0	0
	Participações Minoritárias	0	0	0	0
	Lucro/Prejuízo do Período	182.317	277.690	(110.890)	(55.238)

ENTIFICAÇÃO

CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

EMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

	2 - DESCRIÇÃO	3 - 01/04/2003 a 30/06/2003	4 - 01/01/2003 a 30/06/2003	5 - 01/04/2002 a 30/06/2002	6 - 01/01/2002 a 30/06/2002
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,00028	0,00043		
	PREJUÍZO POR AÇÃO			(0,00017)	(0,00008)

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

As demonstrações financeiras consolidadas contemplam as variações patrimoniais da Controladora e de suas controladas CEM e ITASA, porquanto as controladas Delta Participações, Tractebel Energia Comercializadora e Lages Bioenergética não desenvolveram atividades operacionais no presente trimestre.

Desta forma, adicionalmente aos comentários sobre o desempenho da Controladora, apresentados no quadro 05.01, o desempenho das referidas controladas está sintetizado a seguir.

A ITASA apresentou despesas financeiras de valor significativo, o que ocasionou um incremento de R$ 13.722 no desempenho consolidado do trimestre. Estas despesas financeiras são decorrentes, basicamente, de encargos e variações monetárias de empréstimos obtidos do BNDES e outros agentes financeiros, para financiamento da UHE Itá

A CEM, por sua vez, apresentou lucro de R$ 31.163 no trimestre. Na composição deste resultado inclui-se o faturamento de energia elétrica no valor de R$ 48.934, dos quais R$ 48.886 referem-se à energia vendida à Tractebel Energia e, portanto, não afetam o resultado consolidado, porquanto a proporção de participação utilizada na consolidação é de 100,0%. Destacam-se, na formação do lucro apresentado, os efeitos da valorização do real frente ao dólar norte americano de 14,4%, no trimestre, gerando variação cambial positiva de R$ 53.263.

·ENTIFICAÇÃO

CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

RAZÃO SOCIAL DA CONTROLADA/COLIGADA . EMPRESA	3 - CNPJ 8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA 9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
ↄMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	ABERTA CONTROLADA	99,99	8,47
ꞩA COMERCIAL, INDUSTRIAL E OUTRAS	225.171		225.171	
Á ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	8,65
ꞩA COMERCIAL, INDUSTRIAL E OUTRAS	253.607		253.607	

15.01 - PROJETOS DE INVESTIMENTO

Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 357 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra paralisada, com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida
- Operação comercial: 26 meses a partir da retomada do projeto

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estratégia de Seguros

A Companhia possui seguros estratégicos, do tipo "all risks", para cobertura de danos à propriedade e de perdas por interrupção de negócio, como também seguro para cobertura de perdas por responsabilidade civil.

Além destes seguros estratégicos, a Companhia possui seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, bem como seguro de vida em grupo para os seus diretores e empregados.

A controlada CEM possui seguro para cobertura de todos os riscos envolvidos no projeto Cana Brava, com vigência até 15.01.2003 para os riscos de engenharia e 2 anos após a entrada em operação da 3ª unidade, prevista na apólice para 15.01.2005, para os danos de propriedade e interrupção de negócio.

Compromissos de Longo Prazo

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, com vigência a partir de 1° de setembro de 1998.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, garantindo o uso da Rede Básica para entrega da energia contratada.
O contrato têm vigência a partir de 1° de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

c) Contratos Iniciais de Compra e Venda de Energia Elétrica

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia, os quais estão sendo reduzidos em 25% ao ano, a partir de 2003, até a completa extinção em 31.12.2005.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

d) Contratos de Venda de Energia Elétrica

A energia não comprometida com os Contratos Iniciais, inclusive a que está sendo liberada dos contratos iniciais a partir de 2003, vem sendo contratada com empresas distribuidoras e consumidores livres. Desta forma, a Companhia possui, entre outros, os seguintes contratos para venda de energia elétrica:

- Rio Grande Energia S.A. – RGE: Vigência 01.01.2003 a 31.12.2014 – A Companhia fornecerá a energia necessária para atender a sua carga, descontados os contratos de suprimentos já assinados pela RGE;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: Vigência 01.01.2003 a 31.12.2008 Total de 27.372.984 MWh;
- Companhia Paulista de Força e Luz: Vigência 01.01.2003 a 31.12.2010; e Companhia Piratininga de Força e Luz: Vigência 23.10.2003 a 31.12.2010 – Montante global de 17.315.179 MWh.

Ainda em relação à energia retro mencionada, a Companhia realizou leilão na Bovespa, em 19 de agosto de 2002, tendo vendido o montante abaixo discriminado, que foi objeto de contratos entre as partes:

- Centrais Elétricas de Santa Catarina S.A. – CELESC: Vigências 01.01.2003 a 31.12.2003 – Total de 219.000 MWh; e 01.01.2003 a 31.12.2007 – Total de 657.360 MWh;
- Companhia Paulista de Força e Luz: Vigências 01.01.2003 a 31.12.2005 – Total de 2.419.968 MWh; e 01.01.2003 a 31.12.2007 – Total de 175.296 MWh;
- Light Serviços de Eletricidade S.A.: Vigências 01.01.2003 a 31.12.2005 – Total de 210.432 MWh; e 01.01.2003 a 31.12.2007 – Total de 1.665.312 MWh.

e) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

f) Compra de gás natural

Em 10 de novembro de 2000, a Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de 5 anos a partir de junho de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS.

g) Contratos de Prestação de Serviços de Administração Operacional e de Operação e Manutenção de Usinas com Controladas

- **Companhia Energética Meridional – CEM**

Contrato firmado em 09.04.1999, aditado em 15.04.1999 e 09.11.2002, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Contrato de Operação e Manutenção da UHE Cana Brava, celebrado em 05.01.2001, aditado em 09.03.2001 e 01.06.2002, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

- **Itá Energética S.A. - ITASA**

Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica Ita, celebrado pela Companhia, no âmbito do Consórcio ITÁ, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

h) Contrato de Compra e Venda de Energia Elétrica com Controladas

- **Companhia Energética Meridional – CEM**

Contrato firmado em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, nos montantes anuais de 1.125.616 MWh, 2.189.036 MWh e 2.395.903 MWh, a partir dos meses de outubro de 2002, novembro de 2002 e dezembro de 2002, respectivamente. O valor contratual é reajustado anualmente pelo IGP-M.

- **Itá Energética S.A. - ITASA**

Contrato celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do dólar mais inflação norte americana.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

i) Contrato Controladora Indireta

Em 02.05.2002, a Companhia celebrou contrato com a Tractebel S.A., sua controladora indireta, com sede em Bruxelas, Bélgica, cujo objeto é a prestação de serviços de consultoria em assuntos específicos por parte daquela empresa. A contratação foi aprovada por unanimidade pelos acionistas minoritários da Companhia, em AGE realizada em 29.04.2002, tendo o acionista controlador renunciado ao direito de voto. O prazo do contrato é de 36 meses, condicionada a sua revalidação, pelos acionistas minoritários, a cada período de 12 meses, em Assembléia convocada para este fim. Não houve pagamentos neste trimestre, sob o amparo do referido contrato.

j) Instrução CVM nº 381, de 14.01.2003 - Auditoria Externa

Os auditores independentes da Companhia e suas controladas, Deloitte Touche Tohmatsu, não prestam outros serviços além dos serviços de auditoria externa.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTAS EXPLICATIVAS AO BALANÇO PATRIMONIAL E À DEMONSTRAÇÃO DE RESULTADO CONSOLIDADOS

NOTA 1 – Consumidores e Concessionárias

	30.06.2003			31.03.2003
	Vincendos	Vencidos mais de 90 dias	Total	Total
Circulante				
Consumidores livres	18.038	-	18.038	18.391
Concessionárias	141.451	18.858	160.309	155.296
Comercializadoras	11.403	-	11.403	5.266
Transações no âmbito do MAE	456.406	27.726	484.132	477.298
	627.298	**46.584**	**673.882**	**656.251**
Longo prazo				
Transações no âmbito do MAE	28.617	-	28.617	30.697
	655.915	**46.584**	**702.499**	**686.948**

NOTA 2 – Títulos e Valores Mobiliários

	Consolidado	
	30.06.2003	31.03.2003
Letras Financeiras do Tesouro – LFT	6.638	13.679
Notas do Tesouro Nacional - NTN	28.288	28.140
Notas do Banco Central - NBC	7.075	8.514
Certificado de Depósito Bancário – CDB	30.635	461.038
	72.636	**511.371**

No saldo consolidado, os títulos e valores mobiliários existentes em 30.06.2003 estão registrados de acordo com seus preços de mercado.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 3 – Conciliação dos Tributos, no Resultado

	Consolidado			
	30.062003		30.06.2002	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	419.711	419.711	(83.393)	(83.393)
Contribuição Social – 9%	(37.774)	-	7.505	-
Imposto de Renda – 25%	-	(104.928)	-	20.848
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13° salário dos dirigentes	-	(226)	-	(114)
Amortização de ágio	-	(843)	-	(286)
Outras despesas indedutíveis	(26)	(74)	(33)	(92)
Resultados não tributáveis				
Remuneração das Imobilizações em Curso-RIC	-	1.672	-	1.656
Adicional de 10% do IRPJ sobre lucro até R$ 20.000,00 mensais	-	28	-	-
Ajuste de alíquota da CSLL diferida		-	(977)	-
Ajuste incentivos fiscais		313	-	-
Outros	(18)	(145)	(11)	(341)
	(37.818)	(104.203)	6.484	21.671
Composição dos tributos no resultado:				
Corrente	(25.179)	(69.225)	(4)	(17)
Diferido	(12.639)	(34.978)	6.488	21.688
	(37.818)	(104.203)	6.484	21.671

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 4 – Ativo Imobilizado

Composição

	Consolidado		
	30.06.2003		31.03.2003
	Taxas médias de reintegração	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Intangível			
Direito de Exploração		88.664	88.664
(-) Amortização Acumulada	3,2	(2.680)	(1.969)
		85.984	**86.695**
Tangível			
Geração Hidráulica			
UHE Salto Santiago	2,5	638.261	638.030
UHE Salto Osório	2,8	288.618	288.555
UHE Passo Fundo	2,5	122.999	122.760
UHE Itá (participação em consórcio)	2,3	1.778.035	1.775.325
UHE Cana Brava	2,4	822.259	840.650
UHE Machadinho	2,4	163.639	164.706
		3.813.811	3.830.026
(-) Depreciação Acumulada		(868.892)	(846.220)
		2.944.919	**2.983.806**
Geração Térmica			
Complexo Jorge Lacerda	4,3	2.433.593	2.434.800
UTE Charqueadas	4,5	54.183	54.154
UTE Alegrete	4,6	7.854	7.851
UTE William Arjona	4,8	167.683	167.729
		2.663.313	2.664.534
(-) Depreciação Acumulada		(1.032.526)	(1.008.085)
		1.630.787	**1.656.449**
Sistema de Comunicação	6,1	1.624	1.624
(-) Depreciação Acumulada		(849)	(831)
		775	**793**
Equipamentos Gerais e Outros	10,0	24.900	24.396
(-) Depreciação Acumulada		(12.798)	(12.073)
		12.102	**12.323**
		4.674.567	**4.740.066**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Composição do Ativo Imobilizado (continuação)

	Consolidado	
	30.06.2003	31.03.2003
	Custo corrigido	Custo corrigido
Total das Imobilizações em Serviço	**4.674.567**	**4.740.066**
Imobilizações em Curso		
Geração Hidráulica		
UHE Machadinho	14.471	10.878
UHE Salto Santiago (obra de adição)	659	626
UHE Itá (custos retardatários)	5.720	8.378
UHE Cana Brava	17.267	5.072
Outros	641	1.111
	38.758	**26.065**
Geração Térmica		
UTE Jacuí	82.163	81.637
UTE Jorge Lacerda (obra de adição)	13.009	11.982
UTE William Arjona (custos retardatários)	5.578	5.508
UTE Charqueadas (obra de adição)	1.061	1.065
UTE Lages	29.598	16.851
Outros	3.094	4.116
	134.503	**121.159**
Outros	**2.342**	**675**
	175.603	**147.899**
Imobilizações líquidas	**4.850.170**	**4.887.965**
Obrigações Especiais	**(56.689)**	**(56.689)**
	4.793.481	**4.831.276**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 5 - Empréstimos e Financiamentos

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Consolidado					
	30.06.2003			31.03.2003		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	82.995	593.367	676.362	85.709	737.372	823.081
Instituições financeiras	70.142	574.800	644.942	71.369	668.642	740.011
	153.137	**1.168.167**	**1.321.304**	**157.078**	**1.406.014**	**1.563.092**
Moeda Nacional						
ELETROBRÁS	57.191	345.012	402.203	55.785	359.848	415.633
Instituições financeiras	46.372	381.672	428.044	329.696	388.044	717.740
	103.563	**726.684**	**830.247**	**385.481**	**747.892**	**1.133.373**
	256.700	**1.894.851**	**2.151.551**	**542.559**	**2.153.906**	**2.696.465**

b) Mutação no trimestre

	Consolidado	
	Circulante	Longo Prazo
Saldo em 31.03.2003	**542.559**	**2.153.906**
Pagamentos	(392.483)	-
Transferências	77.297	(77.297)
Encargos gerados no trimestre	47.202	1.432
Variações monetárias geradas no trimestre	(17.875)	(183.190)
Saldo em 30.06.2003	**256.700**	**1.894.851**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Jun/03
R$ Milhões
243
18%
Euro
88
7%
Libra
Esterlina
990
75%
Dólar
Norte
Americ.


Dívida Externa em Mar/03
R$ Milhões
280
18%
Euro
109
7%
Libra
Esterlina
1.174
75%
Dólar
Norte
Americ.

d) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Jun/03
R$ Milhões
66
8%
Não
indexado
402
48%
UVRRGR
362
44%
URTJLP


Dívida Nacional em Mar/03
R$ Milhões
354
31%
Não
indexado
416
37%
UVRRGR
363
32%
URTJLP

IVRRGR - Índice de Variação Recursos da RGR
URTJLP - Unidade de Referência da Taxa de Juros de Longo Prazo

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

e) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
2.400
2.100
1.800
1.500
1.200
900
600
300
0
121
225
260
280
282
305
357
386
155
168
720
790
1.895
2.154
2004
2005
2006
2007
2008
De 2009 até 2024
Total
Jun/03
Mar/03

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 11,90% a 12,00% a.a. (6,00% a 12,00% a.a., no 1° trimestre de 2003)
Taxas flutuantes: 16,00% a 27,28%a.a. (15,00% a 27,32% a.a., no 1° trimestre de 2003)

Mercado externo

Taxas fixas: 6,00% a 8,49% a.a. (3,00% a 8,49% a.a., no 1° trimestre de 2003)
Taxas flutuantes: 1,77% a 9,99% a.a. (1,77% a 9,99% a.a., no 1° trimestre de 2003)

NOTA 6 - Debêntures

a) Companhia Energética Meridional – CEM

Em 19 de maio de 1999, a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Contrato de Subscrição e Integralização de Debêntures, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures, no valor total, atualizado até 30.06.2003, de R$ 99.639 (R$ 98.264 até 31.03.2003).

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001, a controlada em conjunto emitiu duas séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001.

As debêntures estão sendo remuneradas com base no IGP-M mais 11,20% a.a., com pagamento dos juros anualmente, sendo os da 1ª série a partir de 1° de dezembro de 2001 até 1° de dezembro de 2013 e os da 2° série a partir de 1° de junho de 2002 até 1° de junho de 2013.

A remuneração passará a ser calculada pelo IGP-M mais juros de 9,4% a.a., a partir de 2 de dezembro de 2003 para a 1ª série e a partir de 2 de junho de 2004 para a 2ª série.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1ª série terá início em 1° de dezembro de 2004 com vencimento final em 1° de dezembro de 2013 e da 2ª série a partir de 1° de junho de 2004 com vencimento final em 1° de junho de 2013.

NOTA 7 - Concessões a Pagar

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1°	-	1	1
2° ao 6°	-	-	-
7° ao 25°	30.08.2004	680	12.920
26° ao 35°	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível e no passivo exigível a longo prazo, que corresponde a R$ 119.191, em 30.06.2003 (R$ 95.163, em 31.03.2003).

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97 para a licitação da referida concessão. Até a entrada em operação comercial da usina Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Aos
Acionistas e Administradores da
Tractebel Energia S.A.
Florianópolis - SC

1. Efetuamos uma revisão especial das informações trimestrais - ITR da Tractebel Energia S.A. e controladas (controladora e consolidado) referentes ao trimestre e semestre findos em 30 de junho de 2003, elaboradas sob a responsabilidade de sua Administração, de acordo com as práticas contábeis adotadas no Brasil, compreendendo os balanços patrimoniais, as respectivas demonstrações do resultado e os relatórios de desempenho.

2. Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Ibracon - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da sociedade e de suas controladas, quanto aos critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e nas operações da sociedade e de suas controladas.

3. Baseados em nossa revisão especial, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estas estejam de acordo com as práticas contábeis adotadas no Brasil, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários, especificamente aplicáveis à divulgação das informações trimestrais obrigatórias.

4. Conforme descrito na nota explicativa nº. 22 às demonstrações financeiras, a Companhia tem registrado R$142.949 mil relativos a transações de venda e compra de energia no MAE que encontram-se sub judice em decorrência de ações judiciais impetradas por agentes integrantes do MAE relativas a interpretações das regras do mercado em vigor. Estes créditos podem estar sujeitos a modificações dependendo das decisões finais dos referidos processos judiciais e, em última instância, dependem da capacidade financeira das empresas do setor em honrar seus compromissos.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Tractebel Energia S.A.

5. Conforme descrito na nota explicativa nº. 9.e às demonstrações financeiras, a Companhia, baseada em projeções de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia entende que esses ativos, em conjunto com os demais ativos operacionais, produzirão fluxo de caixa futuro positivo.

6. Anteriormente, revisámos os balanços patrimoniais (controladora e consolidado) levantados em 31 de março de 2003, e emitimos relatório de revisão especial, datado de 13 de maio de 2003, com ênfases (1) sobre a possibilidade de modificação dos valores a receber e a pagar decorrentes de transações de venda e compra de energia no MAE, devido às ações judiciais impetradas por agentes integrantes do MAE e (2) sobre o assunto mencionado no parágrafo 5 acima. As demonstrações dos resultados (controladora e consolidado) referentes ao trimestre e semestre findos em 30 de junho de 2002 foram revisadas por nós, sobre as quais emitimos relatório de revisão especial, datado de 14 de agosto de 2002, com ressalva sobre a impossibilidade de conclusão quanto da avaliação da adequação dos valores relativos às transações de venda e compra de energia realizadas no âmbito do MAE, reconhecidos no segundo trimestre de 2002 com base em valores provisórios informados pelo MAE, e ênfase sobre o assunto mencionado no parágrafo 5 acima.

Florianópolis, 30 de julho de 2003

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 011609-S/SC

Celso de Almeida Moraes
Contador
CRC-SP 124669-S/SC

A via original deste relatório foi entregue à sociedade, acompanhada das folhas das ITR, revisadas por nós, e rubricadas tão-somente para fins de identificação.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE